UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Registered Direct Offering

On September 12, 2024, UTime Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investor (the “Purchaser”) pursuant to which the Company agreed to sell 7,692,308 of its ordinary shares (“Ordinary Shares”) in a registered direct offering (the “Offering”), for gross proceeds of approximately $5 million. The purchase price for each Ordinary Share is $0.65.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on September 18, 2024.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by such document.

On September 13, 2024, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Cayman) LLP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Harney Westwood & Riegels LP
99.1	Form of the Purchase Agreement
99.2	Press Release dated September 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 18, 2024

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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